EXHIBIT 3

                      AMENDED AND RESTATED BYLAW PROVISION

Section 10.  Qualification.

     A. No person seventy-five (75) years of age or above shall be eligible for election, reelection, appointment or reappointment to the board of directors of the Corporation. No director shall serve as a director of the Company beyond the annual meeting of the Corporation that immediately follows the director becoming age seventy-five (75).

     B. Any person nominated, appointed or elected to the Board of Directors, or serving on the Board of Directors, in order to qualify as such, shall own at least 100 shares of the Corporation's common stock.

     C. Any person nominated, appointed or elected to the Board of Directors, in order to qualify as such, shall reside or work in a county in which Provident Bank (the banking subsidiary of the Corporation) maintains an office or in a county contiguous to a county in which Provident Bank maintains an office. So long as the person serves as a Director continuously thereafter, this requirement 10.C applies only at the time of first (1) nomination and election, or (2) appointment.